Exhibit 9



 PRENTICE CAPITAL MANAGEMENT, LP                         GMM CAPITAL LLC
   900 Third Avenue, 11th Floor                   689 Fifth Avenue, 14th Floor
      New York, NY 10022                               New York, NY 10022



                                                              October 23, 2005

GF Goods Inc.
c/o GMM Capital LLC
689 Fifth Avenue
14th Floor
New York, NY 10022

Gentlemen and Ladies:

         Reference is made to that certain Acquisition Agreement and Agreement and Plan of Merger Agreement (the "Agreement"), to be entered into among Goody's Family Clothing, Inc. (the "Company"), GF Goods Inc. ("AqcuisitionCo") and GF Acquisition Corp. ("Merger Sub"). Terms used but not defined herein shall have the meanings set forth in the Agreement.

         This letter will confirm the commitment of Prentice Capital Management, LP, on behalf of one or more of its affiliated funds or managed accounts ("Prentice") and GMM Capital LLC ("GMM"), to provide equity and debt financing (the "Financing") to AcquisitionCo in an amount in cash sufficient for the payment of the aggregate Offer Price, at or prior to the Offer Payment Date (the "Offer Contribution Obligation"), and the aggregate Merger Consideration and Option Consideration, at or prior to the Effective Time (the "Merger Contribution Obligation"). The proceeds to AcquisitionCo from this financing will be used to provide the financing for the acquisition of the Company pursuant to the Agreement (the "Acquisition").

         As of the date hereof, Prentice has committed capital of not less than $1.2 billion and GMM has net assets of not less than $100 million.

         Prentice's and GMM's commitment is subject to (i) the satisfaction, or waiver by AcquisitionCo, of all of the conditions to AcquisitionCo's obligations (x) in the case of the Offer Contribution Obligation, to consummate the Offer as set forth in Annex A of the Agreement, and (y) in the case of the Merger Contribution Obligation, to consummate the Merger as set forth in
Article 7 of the Agreement, and (ii) there having been no termination of the Agreement pursuant to Article 8 of the Agreement. Prentice and GMM further agree to be liable for the failure by AcquisitionCo to consummate the transactions contemplated by the Agreement, provided that all of the conditions to AcquisitionCo's obligations contained in the Agreement are satisfied, or waived by AcquisitionCo.

         In the event that the transactions contemplated by the Agreement, including the Offer and the Merger, are not consummated due to a breach of a representation, warranty or covenant by AcquisitionCo or Merger Sub, Prentice and GMM shall contribute to AcquisitionCo, upon the final and non-appealable determination of such breach, all damages awarded therefor with respect to AcquisitionCo's and Merger Sub's liability to the Company under Section 8.05 of the Agreement, in an aggregate amount (the "Damages Amount") not to exceed (a) the amount of the Company Break Up Fee plus (b) the lesser of the aggregate amount of the Company's Expenses and $3,000,000. Notwithstanding the foregoing sentence, neither Prentice nor GMM will be liable for any punitive damages nor do they guarantee any liability of AcquisitionCo or Merger Sub for any punitive damages. This letter agreement relates solely to the obligation of Prentice and GMM to provide the Financing or the Damages Amount, as appropriate, to AcquisitionCo as set forth above and is not a guaranty of collection or the performance of any other obligations of AcquisitionCo, Merger Sub, Prentice or GMM or any other Person.

         Prentice and GMM hereby acknowledge that this letter agreement is being delivered and accepted as a material inducement to the Company to enter into the Agreement, that the Company is an intended third party beneficiary of this letter agreement, and that this letter agreement may not be amended or waived without the prior written consent of the Company. Except as specifically provided in the preceding sentence, nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than AcquisitionCo, Prentice and GMM.

         This commitment will be effective upon AcquisitionCo's acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Acquisition or (ii) the termination of the Agreement pursuant to its terms. Any claim against Prentice or GMM arising under this letter agreement shall be barred if not brought in a court of competent jurisdiction on or before the earlier of (a) 60 days following termination of the Agreement or (b) February 28, 2006.

         This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof). Each party to this letter agreement and the Company hereby irrevocably and unconditionally agree that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submit to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waive (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party and the Company hereby irrevocably and unconditionally consent to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

                                               Sincerely,

                                               PRENTICE CAPITAL MANAGEMENT, LP


                                               By: /s/ Michael Zimmerman
                                                  ----------------------------
                                               Name:  Michael Zimmerman
                                               Title: Chief Executive Officer


                                               GMM CAPITAL LLC


                                               By: /s/ Isaac Dabah
                                                  ---------------------------
                                               Name:  Isaac Dabah
                                               Title: Director


Accepted as of the date
first above written:

GF GOODS INC.


By: /s/ Isaac Dabah
   --------------------
Name:  Isaac Dabah
Title: Chief Executive Officer